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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25                   SEC FILE NUMBER
                                                                   000-24019
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                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F        CUSIP NUMBER
              [ ] Form 10-Q  [ ] Form N-SAR                       911384105
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                     For Period Ended:  December 31, 1999
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Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:
United Road Services, Inc.
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Former Name if Applicable:
N.A.
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Address of Principal Executive Office (Street and Number):
17 Computer Drive West, Albany, New York 12205
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City, State and Zip Code:
Albany, NY 12205
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

     The Company is awaiting the conclusion of certain pending matters which, depending upon their outcome, may be material to the Company and may positively affect the year-end audited financial statements to be included in the Form 10-K. The Company expects these matters to conclude within a short period of time. The Company believes that, in the interest of full and best disclosure, and depending upon the outcome of these matters, a definitive description of these matters and their impact on the Company may be appropriate.

     The Company intends to file timely the subject Annual Report on Form 10-K no later than the fifteenth calendar day after the due date of the report.


                                               (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Gerald R. Riordan         (518)              446-0140
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            (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

     [X] Yes     [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes     [] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    In its Form 10-K for the year ended December 31, 1999, the Company will report 1999 revenues of $255.1 million and a net loss of $29.7 million or ($1.75) per diluted share. For the fourth quarter of 1999, the Company will report revenues of $66.0 million and a net loss of $28.5 million or ($1.66) per diluted share, as compared to revenues of $43.0 million and net income of $4.7 million or $0.15 per diluted share for the fourth quarter of 1998. The net losses for the fourth quarter and year ended December 31, 1999 were primarily due to increased operating costs, including fuel, certain special charges and a write-off of goodwill and assets associated with a determination that the carrying amount of such assets may not be recoverable based upon the future operating cash flows expected to be generated by those assets. The Company is in the process of completing an organizational restructuring and has implemented a number of actions designed to improve the Company's profitability. Management anticipates that the progress of these initiatives will begin to be seen in the Company's results of operations for the first quarter of 2000, as compared to the fourth quarter of 1999.

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                          United Road Services, Inc.
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                  (Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     March 30, 2000      By /s/Gerald R. Riordan
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                                Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the
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person signing the form shall be typed or printed beneath the signature. It the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.